Exhibit 28.1


                                                 FOR IMMEDIATE RELEASE
                                                 OCTOBER 15, 2002
                                                 FOR ADDITIONAL INFORMATION
                                                 CONTACT: RANDY J. SIZEMORE
                                                          SR VICE PRESIDENT, CFO
                                                          (260) 358-4680


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES THIRD QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced net income of $430,000 ($0.30 per diluted share) for the Company's third quarter ended September 30, 2002 compared to net income of $531,000 ($0.35 per diluted share) for the third quarter ended September 30, 2001, a decrease in net income of $101,000 or 19.0%. Sequentially however, the third quarter 2002 net income is $106,000 or 32.7% higher than the net income reported for the second quarter ended June 30, 2002 of $324,000. The net interest margin showed a positive trend improving to 3.04% for the current period as compared to 2.89% during the year earlier period. The current three months earnings represents an annualized return on average assets
(ROA) of 0.77% and a return on average equity (ROE) of 6.48% as compared to an ROA of 0.89% and an ROE of 7.84% for the three months ended September 30, 2001.

Stephen E. Zahn, President and Chief Executive Officer, attributes the decrease in third quarter earnings for September 30, 2002 compared with September 30, 2001 to the following: increased loan loss provisions, increased net losses on the sale of repossessed assets, and increases in other noninterest expenses between the two periods. Provision for loan losses increased to $190,000 during the third quarter of 2002 compared to $135,000 during the same quarter of 2001 as the company continued to monitor asset quality and overall market conditions in general. NEIB's ratio of reserves to total loans was 1.32% at September 30, 2002, an increase from 1.04% at September 30, 2001. "We have continued to review the credit quality of certain segments of the loan portfolio and to be proactive in our collection efforts, which has led to both the increased provision and the net losses on the sale of repossessed assets", according to Mr. Zahn. Noninterest expenses increased $130,000 to $1.2 million for the period ended September 30, 2002 as compared to $1.1 million for the period ended September 30, 2001. There was a one-time adjustment to employee benefits during the third quarter of the prior year, which reduced noninterest expense in that quarter. The remainder of the difference is due to increases in salaries, professional fees and other operating expenses.

Net interest income was $4.8 million for the nine months ended September 30, 2002 compared to $5.0 million for the nine months ended September 30, 2001, a 4.3% decrease. Even though the net interest margin for the nine months ended September 30, 2002 of 2.91% showed a slight improvement compared to the same period in 2001 of 2.90%, the company had fewer interest-earning assets during the current period. The company has had success in repricing a significant portion of the deposit portfolio during the nine months ended September 30, 2002. However, the decline in loan balances

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outstanding combined with low yields currently available on alternative uses of funds such as interest earning deposits in correspondent banks and security investments has continued to provide pressure to the net interest margin in the current year.

Net income for the first nine months of the current year was $1.1 million (or $0.74 per diluted share) compared to the first nine months of 2001's net income of $1.4 million (or $0.91 per diluted share) a dollar decrease of 23.0%. This decrease in net income between periods is primarily related to the decline in net interest income, increased provisions for loan losses, and other factors discussed in more detail in the three-month comparison. ROE for the nine months ended September 30, 2002 was 5.58% compared to 7.15% for the same period of 2001.

Total assets at September 30, 2002 of $223.0 million compared to December 31, 2001 assets of $238.4 million reflects a 6.5% decrease. This reduction in assets is primarily related to both the selling of fixed rate residential mortgages into the secondary market, due to the low interest rate environment, and continued efforts to reposition the company's liabilities by allowing out of area time deposits to leave as they mature.

Shareholder's equity at September 30, 2002 was unchanged at $26.3 million when compared to December 31, 2001. The company repurchased 37,800 shares of treasury stock, at an average cost of $15.45, for a total cost of approximately $584,000 during the quarter ended September 30, 2002. These repurchases help leverage Northeast Indiana Bancorp's remaining equity and tend to improve return on shareholder's equity. Northeast Indiana Bancorp has approximately 32,000 shares that may be repurchased under the current stock repurchase program, which was previously announced.

The book value of NEIB's stock was $17.42 per share as of September 30, 2002. The number of outstanding shares was 1,511,943. The last reported trade of the stock on October 11, 2002 was $13.50 per share. This represents an 8.0% increase over the closing price of $12.50 on December 31, 2001.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana. The company offers a full array of banking, trust, and financial brokerage services to its customers through three full service branches located in Huntington, Indiana. The company is traded on the Nasdaq National Market under the symbol "NEIB".

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.


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
                                                 NORTHEAST INDIANA BANCORP
                                        CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                                        (Unaudited)
====================================================================================================================================
                                       CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                               ASSETS                                              September 30,     December 31,
                                               ------                                              -------------     ------------
                                                                                                       2002              2001
                                                                                                       ----              ----
Interest-earning cash and cash equivalents                                                         $  4,812,648     $ 23,541,599
Noninterest earning cash and cash equivalents                                                         2,343,740        2,750,133
                                                                                                   ------------------------------
   Total cash and cash equivalents                                                                    7,156,388       26,291,732
Securities available for sale                                                                        47,545,885       39,365,026
Securities held to maturity estimated market value of $225,000 and $306,000 at  September 30,
2002 and December 31, 2001                                                                              225,000          306,000
Loans held for sale                                                                                   1,991,220        1,543,422
Loans receivable, net of allowance for loan loss September 30, 2002 $2,111,706 and December 31,
2001 $1,954,900                                                                                     157,814,287      162,830,186

Accrued interest receivable                                                                             711,530          753,000
Premises and equipment                                                                                2,207,692        2,298,102
Investments in limited liability partnerships                                                         1,910,745        1,546,177
Other assets                                                                                          3,420,421        3,460,884
                                                                                                   ------------------------------
    Total Assets                                                                                   $222,983,168     $238,394,529
                                                                                                   ==============================
                                LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                            123,382,330      137,030,011
Borrowed Funds                                                                                       71,698,945       73,966,411
Accrued interest payable and other liabilities                                                        1,566,910        1,117,069
                                                                                                   ------------------------------
    Total Liabilities                                                                               196,648,185      212,113,491
                                                                                                   ------------------------------

Retained earnings - substantially restricted                                                         26,334,983       26,281,038
                                                                                                   ------------------------------
    Total Liabilities and Shareholder's Equity                                                     $222,983,168     $238,394,529
                                                                                                   ==============================


====================================================================================================================================
                                                 CONSOLIDATED STATEMENTS OF INCOME

                                                                        Three Months Ended              Nine Months Ended
                                                                           September 30,                  September 30,

                                                                        2002           2001           2002             2001
                                                                        ----           ----           ----             ----
Total interest income                                              $  3,562,600    $  4,293,912   $ 10,945,676    $ 13,369,346
Total interest expense                                                1,934,491       2,643,467      6,140,110       8,345,829
                                                                   ------------    ------------   ------------    ------------
  Net interest income                                              $  1,628,109    $  1,650,445   $  4,805,566    $  5,023,517
--------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                               190,000         135,000        582,300         385,000
  Net interest income after provision for
  Loan losses                                                      $  1,438,109    $  1,515,445   $  4,223,266    $  4,638,517
                                                                   ------------    ------------   ------------    ------------
    Service charges on deposit accounts                                  88,423          92,778        262,273         276,080
    Net loss on sale of securities                                           --              --        (10,535)             --
    Net gain on sale of loans                                           106,887          50,626        179,094         139,048
    Net gain (loss) on sale of repossessed assets                       (37,782)         40,743       (100,070)          1,137
    Trust and brokerage fees                                             56,149          35,659        172,415         111,650
    Other income                                                        116,094         134,639        377,022         412,427
--------------------------------------------------------------------------------------------------------------------------------
Total noninterest income                                           $    329,771    $    354,445   $    880,199    $    940,342
--------------------------------------------------------------------------------------------------------------------------------

    Salaries and employee benefits                                      619,222         569,130      1,826,573       1,732,875
    Occupancy                                                           115,585         114,118        346,899         346,232
    Data processing                                                     148,330         151,806        457,864         467,006
    Deposit insurance premiums                                            5,738           6,970         18,209          20,416
    Professional fees                                                    57,500          42,526        195,889         186,256
    Correspondent bank charges                                           59,398          56,764        166,899         169,420
    Other expense                                                       235,827         170,749        684,504         595,854
--------------------------------------------------------------------------------------------------------------------------------
Total noninterest expenses                                            1,241,600       1,112,063      3,696,837       3,518,059
--------------------------------------------------------------------------------------------------------------------------------
  Income before income tax expenses                                $    526,280    $    757,827   $  1,406,628    $  2,060,800
--------------------------------------------------------------------------------------------------------------------------------
Income tax expenses                                                      95,868         226,673        299,106         621,708
                                                                   ------------    ------------   ------------    ------------
  Net Income                                                       $    430,412    $    531,154   $  1,107,522    $  1,439,092
                                                                   ============    ============   ============    ============


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
                                                     NORTHEAST INDIANA BANCORP
                                           CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                                           (Unaudited)
===================================================================================================================================
                                                      SELECTED FINANCIAL DATA


                                                                   Three Months Ended                      Nine Months Ended
                                                                      September 30,                           September 30,
                                                               2002                 2001                2002                2001
                                                               ----                 ----                ----                ----
Basic Earnings per share                                       0.30                 0.35                0.76                0.92
Dilutive Earnings per share                                    0.30                 0.35                0.74                0.91
Net interest margin                                            3.04%                2.89%               2.91%               2.90%
Return on average assets                                       0.77%                0.89%               0.64%               0.79%
Return on average equity                                       6.48%                7.84%               5.58%               7.15%
Average shares outstanding- primary                       1,438,787             1,521,506           1,452,981          1,556,299
Average shares outstanding- diluted                       1,454,882             1,537,059           1,494,661          1,589,940



                                                                   At September 30,
                                                              2002                   2001
                                                              ----                   ----
Total non- performing assets as a % of total assets           3.08%                  2,86%
Stockholders' equity as a % of total assets                   11.81%                11.04%
Book value per share                                          17.42                 16.73
Common shares outstanding- EOP                            1,511,943             1,595,036
